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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 5)

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Pioneer Municipal and Equity Income Trust
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(Name of Issuer)

Common Shares of Beneficial Interest, no par value
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(Title of Class of Securities)

723761102
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(CUSIP Number)

Bulldog Investors General Partnership
Park 80 West, Plaza Two, Suite 750
Saddle Brook, NJ 07663
Tel. (201) 556-0092

With a copy to:

Stephen P. Wink, Esq.
Cahill/Wink LLP
5 Penn Plaza
23rd Floor
New York, NY 10001
(646) 378-2105
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2007
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See ss. §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 723761102
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1	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Bulldog Investors General Partnership
56-2585535
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2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ X ]
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3	SEC Use Only
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4	Source of Funds (See Instructions)

WC
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5	Check if Disclosure of legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
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6	Citizenship or Place of Organization

New York
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Number of	7	Sole Voting Power 5,002,565

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Shares

Beneficially	8	Shared Voting Power 0
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Owned by

Each	9	Sole Dispositive Power 5,002,565
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Reporting

Person With:	10	Shared Dispositive Power 0

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11	Aggregate Amount Beneficially Owned by Each Reporting Person

5,002,565
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12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

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13	Percent of Class Represented by Amount in Row (11)
17.43%
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14	Type of Reporting Person (See Instructions)

PN
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This Amendment No. 5 amends the Schedule 13D filed September 7, 2007 (the “Schedule 13D”), as amended by Amendment No. 1 filed October 30, 2007, as amended by Amendment No. 2 filed November 6, 2007, as amended by Amendment No. 3 filed November 19, 2007, as amended by Amendment No. 4 filed November 26, 2007, and is filed by Bulldog Investors General Partnership (the “Reporting Person”), with respect to the common shares of beneficial interest, no par value, of PBF (the “Common Stock”).  Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is supplemented as follows:

The responses of the Reporting Person to Row (4) of the cover pages of this Amendment No. 5 are incorporated herein by reference.  Pursuant to the Tender Offer, the Reporting Person purchased an aggregate of 2,633,913 shares of Common Stock at a price per share of Common Stock equal to $13.4292, which represents 93% of net asset value (“NAV”) per share of Common Stock determined as of the close of the regular trading session of the NYSE on the expiration date of the Tender Offer, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 30, 2007 (as supplemented and amended), and in the related Letter of Transmittal.  The NAV as of the close of the regular trading session of the NYSE on the expiration date of the Tender Offer was $14.44 per share of Common Stock.  The aggregate amount of funds expended by the Reporting Person for such purchases was $35,371,344.46, including all execution related costs.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

On December 17, 2007, the Reporting Person issued a press release announcing the expiration of the Tender Offer.  A copy of such press release is attached to this Amendment No. 5 as Exhibit 1.

Item 5. Interest in Securities of the Issuer.

(a)-(b)  The responses of the Reporting Person to Rows (7) through (13) of the cover pages and Item 2 of this Statement are incorporated herein by reference.  The Reporting Person has the sole power to vote or direct the vote of the shares described in the responses of the Reporting Person to Rows (7) through (13) of the cover pages of this Statement or to dispose or direct the disposition of such shares.

(c)  During the past 60 days, the Reporting Person has only made the purchases and sales of Common Stock described in Item 3 of this Amendment No. 5 and as previously disclosed in the Schedule 13D.

Item 7. Material to be Filed as Exhibits.

Exhibit No. Description 1. Press Release Issued by the Reporting Person, dated December 17, 2007, Announcing the Expiration of the Tender Offer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: December 20, 2007

BULLDOG INVESTORS GENERAL PARTNERSHIP

By: KIMBALL & WINTHROP, INC., general partner

By: /s/ Phillip Goldstein
Name: Phillip Goldstein
Title: President